EXHIBIT (a)(1)(Q)

Dear Microsemi Option Holder:

It has been brought to our attention that text in the e-mail confirming elections to amend and accelerate employee stock options has, while correct, resulted in some confusion.

As a result, the sentence, “Please note that you will not have the right to exercise all or any part of the Eligible Unvested Options after the date of your Acknowledgement and Election Form unless you later validly withdraw or change your election as described below, or we later reject your putative election or its withdrawal or change in accordance with the Offer to Amend and Accelerate,” should be stricken and will not impact the Offer.

Please feel free to contact Microsemi by e-mail at AccelerationOfferQuestions@microsemi.com or by facsimile to 1-877-798-3202 with any other questions.

Sincerely,

MICROSEMI CORPORATION

By:	/s/ David R. Sonksen
David R. Sonksen, Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Date: September 13, 2005